Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF NOVEMBER 02, 2015

DATE, TIME AND PLACE: On November 02, 2015 at 7:30 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Beginning the meeting, the Directors examined the financial statements for the period from January to September 2015 and subject to: (i) a favorable opinion of the Fiscal Council; and (ii) an unqualified report from the independent auditors.

Following due consideration, the Directors concluded as to the accuracy of all the examined documents, unanimously approving them and authorizing their publication, through submission to the CVM - Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (the latter two both in the USA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (both in Argentina).

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), November 2, 2015. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho – Vice Chairman; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas and Nildemar Secches – Directors.

São Paulo (SP), November 2, 2015.

MARCELO KOPEL
Investor Relations Director